Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Trading Statement
Released	07:00 06-Jul-05
Number	5232O

Michael Page INTERNATIONAL





6 July 2005

2005 Q2 AND FIRST HALF TRADING UPDATE

Michael Page International plc, the specialist recruitment consultancy, reports second quarter revenues (gross profit) of £68.2m, an increase of 30.3% over the £52.3m recorded in the second quarter of 2004 and a sequential increase of 13.8% over the £59.8m recorded in the first quarter of 2005. Revenues in the first half of 2005 are therefore £128.1m, an increase of 27.6% over the £100.4m recorded in the first half of 2004.

In the U.K., second quarter revenues were up 19.6% on the second quarter of 2004. U.K. first half revenues were £62.9m, up 18.4% on the first half of 2004.

In Continental Europe, second quarter revenues were up 42.5% on the second quarter of 2004. First half revenues were £40.7m, up 37.2% on the first half of 2004.

In Asia Pacific, second quarter revenues were up 35.3% on the second quarter of 2004. First half revenues were £18.8m, up 31.3% on the first half of 2004.

In the Americas, second quarter revenues were up 69.1% on the second quarter of 2004. First half revenues were £5.7m, up 71.7% on the first half of 2004.

During the second quarter, the Group repurchased a further 10.95m shares at an average price of 193.1p. In the first half the Group repurchased 12.8m shares at an average price of 193.3p.

The Group will announce its interim results on 15 August 2005. The interim results will be prepared in accordance with International Accounting Standards (IAS) and will include reconciliations to previously reported results. The application of IAS has no material impact on the reported results of the Group.

Commenting on the second quarter result, Chief Executive, Terry Benson said:

"We are pleased with the growth recorded by all four geographic regions in the first half and assuming no significant change in market conditions, we anticipate that full year profits will be materially above current consensus market expectations."

Enquiries:

Michael Page International plc		
Terry Benson	Chief Executive	01932 264 000
Stephen Puckett	Group Finance Director	01932 264 144
Financial Dynamics		
David Yates/Richard Mountain		0207 269 7291

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:41 30-Jun-05
Number	3045O

RNS Number:3045O
Michael Page International PLC
30 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

CAPITAL GROUP OF COMPANIES AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

24/6/05

11) Date company informed

29/6/05

12) Total holding following this notification

13,715,086

13) Total percentage holding of issued class following this notification

4.07

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RICHARD MCBRIDE
01932 264141

16) Name and signature of authorised company official responsible for making this notification

R. MCBRIDE

Date of Notification 30/6/2005

Letter to Michael Page International plc dated 27 June 2005

Re: Section 198 Notification

Richard mcBride:

Enclosed is a Section 198 Notification dated 24 June 2005.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site atwww.capgroup,com.

For the purposes of this Notification an outstanding share balance of 338,347,799 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate,

please contact us as soon as possible so we may make the necessary revisions to this Notification.

Letter from Capital Group Companies

Letter to Michael Page International plc dated 24 June 2005

SECTION 198 NOTIFICATION
Notification of New

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International. Inc., Capital International S.A., Capital Guardian Trust Company, and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (338,347,799 shares outstanding)

Number of shares in which the Companies have an interest:

13,715,086

Name(s) of registered holder(s):

See Schedule B

As of 24 June 2005

Michael Page International plc

	Number of Shares
The Capital Group Companies, Inc, ("CG") holdings	13,715,086
Holding by CG Management Companies and Funds:	
• Capital Guardian Trust Company	2,083,935
• Capital International Limited	4,828,961
• Capital International S.A.	287,300
• Capital International, Inc.	98,700
• Capital Research and Management Company	6,416,190

Schedule A

Schedule of holdings in Michael Page International plc
As of 24 June 2005

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited	59,600

Northern Trust	78,995
Chase Nominees Limited	1,372,064
Midland Bank plc	116,300
Nortrust Nominees	407,290
Mellon Nominees (UK) Limited	49,686
TOTAL	2,083,935

Schedule B

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited	22,600
Bank of New York Nominees	1,945,532
Northern Trust	568,808
Chase Nominees Limited	830,020
Bankers Trust	29,200
Citibank London	55,172
Morgan Guaranty	77,800
Nortrust Nominees	900,929
State Street Bank & Trust Co.	50,500
Deutsche Bank AG	133,100
HSBC Bank plc	173,300
Mellon Bank N.A.	42,000
TOTAL	4,828,961

Schedule B

Capital International S.A.

Registered Name	Local Shares
Chase Nominees Limited	50,300
State Street Bank & Trust Co.	50,600
HSBC Bank plc	186,400
TOTAL	287,300

Schedule B

Capital International, Inc.

Registered Name	Local Shares
Chase Nominees Limited	36,000
HSBC Bank plc	62,700
TOTAL	98,700

Schedule B

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited	6,416,190

TOTAL 6,416,190

This information is provided by RNS
The company news service from the London Stock Exchange

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	11:45 29-Jun-05
Number	2008O

RNS Number:2008O
Michael Page International PLC
29 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL AND ITS DIRECT & INDIRECT SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class
N/A

7) Number of shares/amount of stock disposed

3,707,067

8) Percentage of issued Class

1.10%

9) Class of security

ORDINARY SHARES

10) Date of transaction

24/6/05

11) Date company informed

28/6/05

12) Total holding following this notification

20,151,438

13) Total percentage holding of issued class following this notification

5.99%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 - 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 29/6/2005..........

Schedule A Amendment 19

Security: Michael Page International Plc

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
17,687,566	FIL	BROWN BROS HARRIMN LTD LUX Total
158,600	FIL	JP MORGAN, BOURNEMOUTH Total
122,295	FIL	MORGAN STANLEY LONDON Total
75,800	FIL	NATIONAL ASTL BK MELBOURNE Total
85,000	FIL	NORTHERN TRUST LONDON Total
363,211	FISL	JP MORGAN, BOURNEMOUTH Total
39,200	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
36,400	FMTC	JP MORGAN CHASE BANK Total
26,800	FMTC	STATE STREET BANK AND TR CO Total
1,483,766	FPM	JP MORGAN, BOURNEMOUTH Total
72,800	FPM	NORTHERN TRUST LONDON Total
20,151,438		Grand Total Ordinary Shares

Current ownership
percentage: 5.99%

Shares in issue: 336,637,799

Change in holdings since last filing: (3,707,067) ordinary shares

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	14:18 16-Jun-05
Number	6646N

RNS Number:6646N
Michael Page International PLC
16 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

13/6/05

11) Date company informed

16/6/05

12) Total holding following this notification

40,332,827

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

11.98%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

J TATHAM 01932 264143

16) Name and signature of authorised company official responsible for making this notification

JEREMY TATHAM

Date of Notification 16/6/2005

DISCLOSURE OF INTEREST IN SHARES OF
APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Michael Page International ord GBP 0.01 shares

Total number of shares held as at 13/06/05 was 40,332,827
the breakdown of which is set out below:

Name of the Company/Fund	Number of Shares	Particulars of Beneficial owners
AXA UK Investment Co ICVC Ethical Fund (Non-Beneficial)	175,000	Trustees of AXA UK Investment Co ICVC Ethical Fund
AXA UK Investment Co ICVC UK Growth Fund (Non-Beneficial)	2,750,000	Trustees of AXA UK Investment Co ICVC UK Growth Fund
AXA UK Investment Co ICVC UK Opportunities Fund (Non-Beneficial)	450,000	Trustees of AXA UK Investment Co ICVC UK Opportunities Fund

AXA World Funds British Equities Fund (Non-Beneficial)	117,776	Trustees of AXA World Funds British Equities Fund
Sun Life Nominees Ltd A/c 20 (Non-Beneficial)	78,281	Trustees of the Princes Pension Scheme
Sun Life Nominees Ltd A/c 29 (Non-Beneficial)	133,198	Trustees of the Cobham Pension Plan
Sun Life Nominees Ltd A/c 31 (Non-Beneficial)	28,252	Trustees of the Princes (1977) Pension Scheme
Sun Life Pensions Management Ltd (Beneficial)	200,000	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd (Beneficial)	1,383,644	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	5,414,208	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	11,482,588	Sun Life Pensions Management Ltd
Sun Life Assurance Society PLC (Beneficial)	5,500,000	Sun Life Assurance Society Plc
Sun Life Unit Assurance Ltd A/c X (Beneficial)	1,387,449	Sun Life Unit Assurance Ltd
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) (Beneficial)	7,500,000	AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)
AXA General Unit Trust (Non-Beneficial)	1,443,926	HSBC Global Custody Nominee (UK) Limited as Trustees of the Trust
AXA UK Group Pension Scheme Equity Fund (Non-Beneficial)	2,306,503	AXA UK Group Pension Scheme Equity Fund

---

		Holding as % of Issued Capital
Total Beneficial Interest	32,847,889	9.76
Total Non-Beneficial Interest	7,484,938	2.22
Total	40,332,827	11.98%

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	09:51 15-Jun-05
Number	5853N

Michael Page
INTERNATIONAL

RNS Number:5853N
Michael Page International PLC
15 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HARRIS ASSOCIATES L.P. AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

UNKNOWN

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class

UNKNOWN

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

13/6/05

11) Date company informed

14/6/05

12) Total holding following this notification

51,386,900

13) Total percentage holding of issued class following this notification

15.26%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .... 14/6/05 ....

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:56 10-Jun-05
Number	4563N

Michael Page
INTERNATIONAL

RNS Number:4563N
Michael Page International PLC
10 June 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2005 it purchased 250,000 of its Ordinary shares of 1 pence each ("shares") on 10 June 2005 at a price of 195.00 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 20,565,000 of its shares in Treasury and has 336,637,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:39 09-Jun-05
Number	3952N

Michael Page INTERNATIONAL

RNS Number:3952N
Michael Page International PLC
09 June 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2005 it purchased 500,000 of its Ordinary shares of 1 pence each ("shares") on 9 June 2005 at a price of 194.45 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 20,315,000 of its shares in Treasury and has 336,887,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:01 08-Jun-05
Number	3304N

Michael Page
INTERNATIONAL

RNS Number:3304N
Michael Page International PLC
08 June 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2005 it purchased 200,000 of its Ordinary shares of 1 pence each ("shares") on 8 June 2005 at a price of 192.44 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 19,815,000 of its shares in Treasury and has 337,387,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:13 06-Jun-05
Number	2096N

Michael Page
INTERNATIONAL

RNS Number:2096N
Michael Page International PLC
6 June 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2005 it purchased 400,000 of its Ordinary shares of 1 pence each ("shares") on 6 June 2005 at a price of 189.75 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 19,615,000 of its shares in Treasury and has 337,587,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	18:18 03-Jun-05
Number	1611N

Michael Page
INTERNATIONAL

RNS Number:1611N
Michael Page International PLC
3 June 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2005 it purchased 360,000 of its Ordinary shares of 1 pence each ("shares") on 3 June 2005 at a price of 191.42 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 19,215,000 of its shares in Treasury and has 337,987,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:52 02-Jun-05
Number	1050N

Michael Page
INTERNATIONAL

RNS Number:1050N
Michael Page International PLC
02 June 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2005 it purchased 2,690,000 of its Ordinary shares of 1 pence each ("shares") on 2 June 2005 at a price of 191.6383 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 18,855,000 of its shares in Treasury and has 338,347,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:41 01-Jun-05
Number	0312N

Michael Page
INTERNATIONAL

RNS Number:0312N
Michael Page International PLC
01 June 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2005 it purchased 350,000 of its Ordinary shares of 1 pence each ("shares") on 1 June 2005 at a price of 191.32 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 16,165,000 of its shares in Treasury and has 341,037,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:06 31-May-05
Number	9638M

Michael Page
INTERNATIONAL

RNS Number:9638M
Michael Page International PLC
31 May 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2005 it purchased 200,000 of its Ordinary shares of 1 pence each ("shares") on 31 May 2005 at a price of 187.57 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 15,815,000 of its shares in Treasury and has 341,387,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:33 27-May-05
Number	8965M

Michael Page INTERNATIONAL

RNS Number:8965M
Michael Page International PLC
27 May 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2005 it purchased 1,000,000 of its Ordinary shares of 1 pence each ("shares") on 27 May 2005 at a price of 185.5939 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 15,615,000 of its shares in Treasury and has 341,587,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:54 01-Jun-05
Number	0195N

Michael Page
INTERNATIONAL

RNS Number:0195N
Michael Page International PLC
1 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

26/05/05

11) Date company informed

01/06/05

12) Total holding following this notification

45,520,151

13) Total percentage holding of issued class following this notification

(any treasury shares held by company should not be taken into account when calculating percentage)

13.33%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM

01932 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .....01 JUNE 2005...............

Legal Entity		Holding
Barclays Life Assurance Co Ltd		1,142,608
Woolwich Unit Trust Managers Ltd		1,331,425
Barclays Capital Securities Ltd		977,085
Barclays Global Investors Ltd		26,110,173
Barclays Global Investors, N.A		1,815,327
Barclays Global Investors Australia Ltd		100,302
Barclays Private Bank Ltd		64,300
Barclays Global Investors Ltd		13,975,431
Gerrard Ltd		3,500
	Group Holding	45,520,151

The company news service from the London Stock Exchange

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